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                 May 25, 2022

       Edward Kaye, M.D.
       Chief Executive Officer
       Stoke Therapeutics, Inc.
       45 Wiggins Avenue
       Bedford, MA 01730

                                                        Re: Stoke Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 20, 2022
                                                            File No. 333-265107

       Dear Dr. Kaye:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Robert Freedman